AURASOURCE, INC.

1490 South Price Rd. #219

Chandler, AZ 85286

June 30, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Request to Withdraw

AuraSource, Inc.

Registration Statement on Form S-1

Filed November 24, 2015

File No. 333-207321

To Whom it May Concern:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), AuraSource, Inc. (the Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1, originally filed on November 24, 2015 (the “Registration Statement”). The Company requests the withdrawal of the S-1 Registration Statement because the Company has decided not to proceed with the equity line of credit financing at this time. No shares of the Company’s common stock have been sold under the Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the U.S. Securities and Exchange Commission (the “Commission”) in connection with the filing of the Registration Statement be credited for future use.

Thank you for your assistance in this matter.

Very truly yours,

By:	/s/ Eric Stoppenhagen
Eric Stoppenhagen
CFO of AuraSource, Inc.